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SECURITIES

Washington, D.C. 20549

SEC Mail Processing

SEP 03 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JULY 1, 2020** (MM/DD/YY) AND ENDING **JUNE 30, 2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PACIFIC FINANCIAL ASSOCIATES, INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10967 NW 61ST COURT
(No. and Street)

PARKLAND	**FL**	**33076**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER FELDMAN **954-732-4495**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **ALEXANDER FELDMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **PACIFIC FINANCIAL ASSOCIATES, INC.**, as of **JUNE 30, 2021** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Shana Burgos
Notary Public
State of Florida
My Commission Expires 06/27/2025
Commission No. HH 146074

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Financial Associates, NV.
Statement of Financial Condition
June 30, 2021

Assets

Cash and cash equivalents	$	14,223
Commissions receivable		2,059
Other Assets		51
Total assets	$	16,333

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	4,135
Commissions payable		1,029
		5,164
Total liabilities		5,164
Stockholder's equity		
Common stock ($0 par value, 100,000 shares authorized, 46,821 shares issued and outstanding)		2,000
Paid-in capital		-
Retained earnings		9,169
Total stockholder's equity		11,169
Total liabilities and stockholder's equity	$	16,333

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Income (Loss)
For the Fiscal Year Ended June 30, 2021

Revenues	
Commissions income	$ 32,228
Total revenues	32,228
Expenses	
Commissions expense	10,836
Insurance	1,452
Professional services	13,576
Regulatory fees	3,595
Rent	-
Salaries	-
Travel and entertainment	-
All other expenses	1,515
Total expenses	30,974
Net income (loss) before income tax provisions	1,254
Interest Income	-
Income tax provision	321
Net income (loss)	$ 933

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended June 30, 2021

	Common Stock Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2020	10,236		$ 2,000	$ 8,236	$ 10,236
Dividends Paid				$ -	$ -
Net Income (Loss)				933	933
Balance, June 30, 2021	10,236	$ -	$ 2,000	$ 9,169	$ 11,169

Pacific Financial Associates, NV.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2021

Cash flows from operating activities:		
Net income (loss)		$ 933
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		
Commissions receivable		360
Prepaid expenses		-
(Decrease) increase in:		
Accounts payable and accrued expenses		3,639
Commissions payable		(664)
Net cash provided by operating activities		4,268
Cash flows from investing activities:		-
Cash flows from financing activities:		-
(Decrease) increase in:		
Dividends Paid		
Net increase in cash and cash equivalents		4,268
Cash and cash equivalents at beginning of year		9,955
Cash and cash equivalents at end of year		$ 14,223
Supplemental disclosure of cash flow information:		
Cash paid for interest	$0	
Taxes paid	$ 468	

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2021

Computation of net capital			$	11,169
Total stockholder's equity				
Less: Non Allowable assets				
CRD deposits				
Commissions receivable (net)				(2,059)
Prepaid Expenses				
Total Adjustments				(2,059)
Net Capital			$	9,110
Computation of net capital requirements				
Minimum net capital requirements				
6-2/3% of net aggregate indebtness	$	344		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital				4,110
Aggregate indebteness to net capital		0.57 :	1	
Computation of aggregate indebtedness:				
Total Liabilities	$	5,164		

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17A-5 as of June 30, 2021.

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Notes to Financial Statements
For the fiscal year ended June 30, 2021

Note 1 – Organization and Nature of Business

Pacific Financial Associates, NV (the "Company") was organized in the State of Nevada on December 8th, 2000. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocated transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – Commissions from the sale of mutual funds, variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled, which is based on the trade date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Financial Associates, NV
Notes to Financial Statements
For the fiscal year ended June 30, 2021

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. However, no such expenses or benefits were recorded as of June 30, 2021 because it is not material.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

Note 4 – Related Parties

The company pays a small commission to its sole stockholder. During the year commissions of $11,500 were paid to the stockholder.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a) (2) (vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $9,110 which was $4,110 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.57 to 1.

Note 6 - Income Taxes

At June 30, 2021 there was a provision of $321 of Federal income tax and no State income taxes due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2018 to the present, generally for three years after they are filed.

Note 7- Exemption from SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k)(1), the Company's business that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2021 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Subsequent Events

Management has evaluated the company's subsequent events and transactions that occurred through the date the financial statements where available to be issued. The company has determined that no subsequent events or transactions have occurred that would require disclosure.

Note10- Commitments and Contingencies

The company does not have any commitments or contingencies as of the year ended June 30, 2021

PFA *Pacific Financial Associates NV, Inc.*

August 19, 2021

To whom it may concern,

1. The broker operated under SEA 15C3-3 (K)(1). The broker does not hold customer funds or safe-keep customer securities.
2. The broker has met the identified exemption provision throughout the most recent fiscal year without exception.
3. The broker rarely receives customer funds but if we do, they are sent out to the mutual fund or insurance company.

Sincerely,

Alex Feldman
President and Chief Compliance Officer

10967 NW 61st Ct Parkland FL 33076 (954) 732-4495
Registered Broker-Dealer, Member FINRA and SIPC

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Pacific Financial Associates, NV

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Financial Associates, NV identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pacific Financial Associates, NV claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Pacific Financial Associates, NV stated that Pacific Financial Associates, NV met the identified exemption provisions throughout the most recent fiscal year without exception. Pacific Financial Associates, NV's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Financial Associates, NV's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

August 26, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Pacific Financial Associates, NV

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Financial Associates, NV as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Financial Associates, NV as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Financial Associates, NV's management. Our responsibility is to express an opinion on Pacific Financial Associates, NV's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Financial Associates, NV in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Pacific Financial Associates, NV's financial statements. The supplemental information is the responsibility of Pacific Financial Associates, NV's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Pacific Financial Associates, NV's auditor since 2020.

Maitland, Florida

August 26, 2021